CERTIFICATION OF PERIODIC REPORT


I, Michael J. Smith, Chief Executive Officer of MFC Bancorp Ltd. (the "Company"), certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

  (1) the Second Quarter Report of the Company for the quarterly period ended June 30, 2002 (the "Report") fully complies with the requirements of
       Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

  (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  August  28,  2002

                                                   /s/ Michael J. Smith
                                                --------------------------
                                                 Michael  J.  Smith
                                                 Chief  Executive  Officer